

Mail Stop 3233

March 27, 2017

Mr. Anthony DiLucente
Chief Financial Officer
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Boulevard
Memphis, Tennessee 38120

     Re: **ServiceMaster Global Holdings, Inc.**
             Form 10-K for the fiscal year ended December 31, 2016
             Filed February 24, 2017
             File No. 001-36507

Dear Mr. DiLucente:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Item 6. Selected Financial Data, page 28

1.   We note your reconciliation of Total Adjusted EBITDA to Net Income (Loss) on page 30. In future filings please begin the reconciliation with Net Income (Loss), to give equal or greater prominence to the GAAP measure being presented. Please refer to Question 102.10 of the C&DIs on Non-GAAP Financial Measures. This comment is also applicable to the extent this measure is presented in earnings releases filed or furnished on Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities